Exhibit 3.1.3

CERTIFICATE OF AMENDMENT OF

RESTATED CERTIFICATE OF INCORPORATION

OF GI DYNAMICS, INC.

It is hereby certified that:

1. The Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on March 24, 2003. A Restated Certificate of Incorporation was filed on September 1, 2011. A Certificate of Amendment of Restated Certificate of Incorporation was filed on April 9, 2015.

2. The Restated Certificate of Incorporation filed on September 1, 2011, as amended, is hereby further amended to change the capitalization of the Corporation by striking out the first paragraph of the section titled “Designation and Number of Shares” of Article Fourth in its entirety and by substituting in lieu of the following two paragraphs:

“The total number of shares of all classes of stock which the Corporation shall have the authority to issue is Fifty Million Five Hundred Thousand (50,500,000) shares, consisting of Fifty Million (50,000,000) shares of common stock, par value $0.01 per share (the “Common Stock”), Zero (0) shares of Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), and Five Hundred Thousand (500,000) shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).”

3. The Amendment of the Restated Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

EXECUTED, this 13th day of June 2017.

GI Dynamics, Inc.

By:	/s/ Scott Schorer
Scott Schorer
Chief Executive Officer and President